R & A Productions, Inc.

146A Redwood Avenue

Carlsbad, CA 92008

April 6, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown and\or Max Webb, Assistant Director

RE: R & A Productions, Inc.

Registration Statement on Form S-1

Filed February 16, 2010

Amendement No. 1 to Form S-1

Filed March 19, 2010

File No. 333·164909

Dear Mr. John Dana Brown and\or Max Webb:

This letter is submitted on behalf of R & A Productions, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated March 31, 2010 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below are incorporated in Amendment No. 2 (the “Amendment”) to the Registration Statement filed as of the date hereof.

Amendement No. 1 to Form S-1

Exhibit 5.1

Comment:

1.           We note your response to comment two of our letter dated March 15, 2010. The opinion refers to securities “issued on terms set forth in the Registration Statement” and “issued pursuant to the registration statement.” Please revise your legal opinion to reflect that you are registering the sale rather than the issuance of securities.

Response:

Thank you for your comment. The Company’s attorney has provide a new legal opinion dated April 6, 2010 which is Exhibit 5.1 under the filing Amendement No. 2 to Form S-1. The legal opinion Exhibit 5.1 dated April 6, 2010 reflects that the securities being registered are for sale rather than the issuance of securities.

*           *           *

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment Letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (619)869-9981.

Sincerely,

/s/ Hector Medina

Chief Executive Officer of R & A Productions, Inc.